Oncolytics Biotech® Provides Updated Clinical Safety Data for Pelareorep, Including Across Multiple Gastrointestinal Tumors

Data continue to demonstrate a favorable safety profile for pelareorep across multiple indications and in combination with multiple treatments

Updated clinical data now account for over 300 gastrointestinal cancer patients, including patients from the GOBLET study, demonstrating pelareorep’s potential as a platform therapy

Intravenously administered pelareorep continues to show clinical benefit

SAN DIEGO, CA, September 2, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today provided an updated safety analysis of pelareorep, which has been administered in over 1,200 patients, including over 300 patients with various gastrointestinal tumors.

A previous analysis of safety data from studies involving pelareorep (link to the poster) in combination with multiple therapies in over 500 patients concluded that the most frequent adverse events were Grade 1 and 2 fever, chills, fatigue, nausea, vomiting, and diarrhea. Additionally, Grade 3 or 4 adverse events associated with chemotherapy do not appear to be modified by adding pelareorep to the treatment regimen. An updated analysis involving patients who received at least one intravenous dose of pelareorep demonstrates the existing favorable safety profile of pelareorep in combination with numerous treatment regimens across multiple tumor types.

“With over 1,200 patients dosed and a consistent safety profile, pelareorep represents one of the most de-risked immunotherapies that is not already approved as a treatment option in gastrointestinal tumors,” said Jared Kelly, Chief Executive Officer of Oncolytics. “As we move forward to registration-enabled studies, we are confident the safety data will be a positive characteristic for regulators and potential partners.”

To date, over 300 gastrointestinal cancer patients across 8 clinical studies have received pelareorep. It has been evaluated in combination with new treatment regimens like modified FOLFIRINOX in metastatic pancreatic cancer and in other tumor types, including colorectal cancer and anal cancer. The most common adverse events associated with pelareorep in patients with gastrointestinal tumors are flu-like symptoms and neutropenia.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; its upcoming milestones; its plans with respect to shareholder communications; its plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in mPDAC and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com